Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

+1 215 994 4000 Main

+1 215 994 2222 Fax

www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com

+1 215 994 2510 Direct

+1 215 655 2510 Fax

March 30, 2017

VIA EDGAR

Marianne Dobelbower, Esq.

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Global Credit Opportunities Fund-T2

Registration Statement on Form N-2 (File Nos. 333-216980 and 811-23243)

Dear Ms. Dobelbower:

We respectfully request on behalf of FS Global Credit Opportunities Fund-T2 (the “Company”) that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984) to the Company’s Registration Statement on Form N-2 (File Nos. 333-216980 and 811-23243) filed on March 28, 2017 (the “Registration Statement”). The Registration Statement relates to the continuous offering under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of up to 100,000,000 common shares of beneficial interest.

The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in FS Global Credit Opportunity Fund-T’s (“FSGCO-T”) Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-209622 and          811-23139) (“Pre-Effective Amendment No. 2”), which was subject to review and comment, and declared effective by the Staff on April 28, 2016. Similar to FSGCO-T, the Company is a feeder-fund and invests substantially all of its assets in FS Global Credit Opportunities Fund (the “Fund”).

The Registration Statement contains, among other things, the following changes from Pre-Effective Amendment No. 2: (i) updates the Fund’s financial statements by incorporating by reference the Fund’s financial statements and notes thereto for the year ended December 31, 2016; (ii) adds, deletes and/or modifies disclosure related to (a) risk factors, (b) biographies for executive officers, trustees, and key personnel of the Fund’s investment sub-adviser, (c) potential conflicts of interest with the Fund’s investment sub-adviser, (d) taxation and (e) foreign currency transactions as a portfolio strategy; (iii) files exhibits related to the Company’s formation and its distribution reinvestment plan; and (iv) other general clean-up comments.

Marianne Dobelbower March 30, 2017 Page 2

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If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Stephen S. Sypherd

FS Global Credit Opportunities Fund-T2